Exhibit 99.1
USG CORPORATION INVESTMENT PLAN – REPORT ON AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL DISCLOSURES FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

USG CORPORATION
INVESTMENT PLAN
REPORT ON AUDITED
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
YEARS ENDED DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

I. Schedule of Investments Held at Year End	12

II. Schedule of Reportable Transactions	13

Member of the
American Institute
Of Certified Public Accountants

Member of the
Illinois CPA Society
HillTaylor
Hill Taylor, LLC
Certified Public Accountants
116 South Michigan Avenue, 11th Floor
Chicago, Illinois 60603
V 312-332-4964 F 312-332-0181
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
PENSION AND INVESTMENT COMMITTEE
USG CORPORATION
We have audited the accompanying statements of net assets available for benefits of the USG Corporation Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 2005, and reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
March 14, 2006

USG CORPORATION INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at market	$549,199,640	$498,182,912

Receivables:
Employee loans receivable	33,807,309	32,196,479
Interest and dividends receivable	971,392	53,241

Total Receivables	34,778,701	32,249,720

Total Assets	583,978,341	530,432,632

LIABILITIES:
Accrued administrative fees	103,342	82,052

Total Liabilities	103,342	82,052

NET ASSETS AVAILABLE FOR BENEFITS	$583,874,999	$530,350,580

The accompanying notes to financial statements are an integral part of these statements.

USG CORPORATION INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$530,350,580	$471,802,606

ADD (DEDUCT):

Corporation contributions	12,893,238	12,820,337

Employee contributions	38,856,749	35,758,099
Merger of Beadex Manufacturing 401(k)	—	1,784,184

	51,749,987	50,362,620

Income from investments:
Dividend income	3,579,305	3,379,269
Interest income	12,702,574	11,111,830
Realized gain on sale of investments	10,322,091	4,833,867
Unrealized appreciation for the year	10,507,437	24,938,471

	37,111,407	44,263,437

Benefit payments and participant withdrawals	(34,466,169)	(35,207,790)

Net transactions due to loans	(40,865)	84,260

Administrative expenses	(829,941)	(954,553)

Net increase in assets during the year	53,524,419	58,547,974

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$583,874,999	$530,350,580

The accompanying notes to financial statements are an integral part of these statements.

USG CORPORATION
INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1. DESCRIPTION OF THE PLAN
The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 (“The Plan”), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. The Plan was subsequently amended and completely restated effective as of January 1, 1989 and most recently as of July 1, 1997 (“restated Plan”). The amendments and restatements incorporate all prior amendments to the Plan and make changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees and change the name of the Plan to the USG Corporation Investment Plan, effective January 1, 1989; and to implement the daily valuation of investments in the participants’ accounts at fair market value on each business day effective July 1, 1997.
The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.
The Plan provides, among other things, that participants may contribute up to 20% (9% for highly compensated employees) of their eligible pay to the Plan through payroll deductions on a before-tax basis during the year. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant’s and the Corporation’s contributions. The Plan requires completion of three years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s retirement, disability, or death.
Employee contributions are invested by the Trustee in any one or a combination of nine funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor’s 500 Composite Stock Price Index (Equity Index Fund), (c) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), (d) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund), (e) a small-mid cap equity fund which seeks maximum long-term growth of capital by investing in common stock of rapidly growing U.S. small and mid cap companies with market capitalizations of less than $1.5 billion and $8.5 billion, respectively, at the time of initial investment (Small-Mid Cap Equity Fund), (f) a large cap value fund which seeks to provide long-term growth of principal and income by investing in common stocks of companies that appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth (Large Cap Value Fund), (g) an international equity fund which seeks long-term capital appreciation through investments in common stock of established non-U.S. companies (International Equity Fund), (h) a bond fund which seeks to provide current income and preservation of capital by investing in investment grade corporate debt securities, government bonds and mortgages in both U.S. and foreign markets, (Bond Fund) or (i) a managed separate account which seeks to preserve principal and income while maximizing current income by investing in a diversified pool of Guaranteed Investment Contracts (GICs), separate account GICs, synthetic GICs or Structured Investment Contracts (SICs) and Bank Investment Contracts (BICs) of varying maturity, size and yield (Stable Value Fund).
The Equity Index Fund is invested in the Vanguard Institutional Index Fund.
The Balanced Fund is invested in the Fidelity Puritan Fund.
The Growth Fund is invested in the American Funds Growth Fund of America.
The Small-Mid Cap Equity Fund is invested in the Franklin Small-Mid Cap Growth Fund — Class A.
The Large Cap Value Fund is invested in the Dodge & Cox Stock Fund.
The International Equity Fund is invested in the Templeton Foreign Fund — Class A.
The Bond Fund is invested in the PIMCO Total Return Fund — Institutional Class.
The Stable Value Fund is managed by PRIMCO Capital Management. At December 31, 2005, the Stable Value Fund was primarily composed of group annuity contracts maintained by banks and insurance companies.
Participants may elect to have their contributions invested in 1% increments in any fund or combination of funds and to change their contribution rate, suspend or resume their contributions, change their investment allocations, transfer their investments from one fund to another and apply for a loan by contacting Your Benefits Resources through either an automated telephone service or a secured interactive website, via the Internet, on any day. Certain executive officers of the Corporation must pre-clear any transfer out of the USG Common Stock Fund with the USG Corporate Secretary.
The Corporation makes a regular 50% matching contribution up to the first 6% of the participants’ eligible pay contributed to the Plan, credited to the participants’ accounts each pay period. Participants are vested in the Corporate contributions after three years.
New employees are immediately eligible to join the Plan and are automatically enrolled in the Plan on their hire date unless the employee elects not to join the Plan.
The fifth amendment to the Plan, effective November 8, 2000, does not allow additional participant or employer contributions to the USG Common Stock Fund. The amendment also does not allow the transfer of any portion of a participant’s interest from any other fund into the USG Common Stock Fund.
The eighth amendment to the Plan, effective January 1, 2003 allows for catch-up contributions for participants who will have attained age 50 by the end of the plan year. The catch-up contribution limits are in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. The catch-up contributions are not taken into account for purposes of determining compliance with other contribution limits of the Plan.
The ninth amendment to the Plan changes the Corporation profit sharing matching contribution to a formula based on the USG Companies’ “adjusted net earnings” for that plan year, effective for plan years ending on or after January 1, 2003. Effective January 1, 2003, the amendment allowed for technical changes in the rules for distributions, primarily to spouses or beneficiaries, to comply with changes in the Internal Revenue Code. Effective January 1, 2004, no company profit sharing matching contribution will be made for any plan year ending after December 31, 2003.
The tenth amendment to the Plan, effective February 2, 2004, merged the Beadex Manufacturing Company, Inc. 401(k) Profit Sharing Plan into the USG Corporation Investment Plan. The merger of the Beadex Plan and the resulting transfer of assets from that plan were made in accordance with Sections 401(a)(12) and 414(l) of the Internal Revenue Code.
The eleventh amendment, effective January 1, 2005, excludes any future amounts paid to a participant under the USG Corporation Key Employee Retention Plan (and any similar or successor plan) in determining a participant’s allowable contributions to the Plan during a given year.
The twelfth amendment to the Plan, effective March 28, 2005, states that a participant’s distributable share that exceeds $1,000 on their benefit commencement date may not be distributed to them without their consent. Effective June 27, 2005, the amendment allows participants to enroll in the Plan, change their rate of contribution or suspend their contributions as of the next pay date following the date of their election. It also states that any distributions made to an alternate payee shall be in a single lump sum payment only and allows for a lump sum payment of the entire balance to a spouse of a deceased participant, who had not yet attained normal retirement age, without their prior consent unless the balance exceeds $1,000.
If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in short-term investment funds and any earnings in the fund are credited to the participants’ accounts.
The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

The Plan is administered by the Pension and Investment Committee, which consists of seven members appointed by the Corporation. Administrative expenses and other fees of the Plan are shared by the Corporation and the participants.
At December 31, 2005 and 2004, there were approximately 12,841 and 12,725 participants in the Plan, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The financial statements of the Plan are prepared under the accrual method of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the financial statements to accrue for the portion of annual contributions unpaid at year-end.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
The Plan’s investments are stated at market value except for its group annuity contracts with insurance companies, which are valued at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers. Market value and cost are equal for the group annuity contracts and short-term investments. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Unrealized appreciation or depreciation of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.
The guaranteed investment contracts in the Stable Value Fund earned guaranteed interest at rates varying from 3.42% to 7.21% during 2005. The rates for 2004 ranged from 3.55% to 6.99%. The guaranteed investment contracts earnings are calculated net of administrative fees.
For the USG Common Stock Fund, cost was $10,561,125 and $14,796,893 as of December 31, 2005 and 2004, respectively. For the Equity Index Fund, market value exceeded cost by $11,132,726 at December 31, 2005 and by $11,102,121 at December 31, 2004. For the Balanced Fund, market value exceeded cost by $1,099,827 at December 31, 2005 and by $1,715,115 at December 31, 2004. For the Growth Fund, market value exceeded cost by $2,121,477 at December 31, 2005 and cost exceeded market value by $778,745 at December 31,

2004. For the Small-Mid Cap Equity Fund, market value exceeded cost by $6,185,195 at December 31, 2005 and by $4,589,005 at December 31, 2004. For the Large Cap Value Fund, market value exceeded cost by $7,021,166 at December 31, 2005 and by $5,764,331 at December 31, 2004. For the International Equity Fund, market value exceeded cost by $1,778,277 at December 31, 2005 and by $2,617,672 at December 31, 2004. For the Bond Fund, cost exceeded market value by $429,311 and $179,853 at December 31, 2005 and 2004, respectively.
Pending transactions due to loans represent reconciliations of the loan amounts between the Trustee and recordkeeper at year-end, which will be posted to the Trustee’s records in the subsequent year.
Benefits are recorded when paid.
3. TAX STATUS
The Plan, as amended and restated, effective July 1, 1997, meets the requirements of Section 401(a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501(a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.
4. EMPLOYER CONTRIBUTIONS
The Corporation made a profit sharing formula matching contribution with respect to each eligible participant only if the USG Companies’ adjusted net earnings for the plan year equaled or exceeded ten million dollars for each plan year ending on or after January 1, 2003. The adjusted net earnings of the USG Companies for any plan year is based upon the net income of the USG Companies as reported for the fiscal year that coincides with the plan year, plus after-tax Chapter 11 expenses, plus the cumulative effect of accounting changes to determine the share of earnings. The adjusted net earnings for any plan year is to be determined by the chief financial officer of the company and filed in writing with the committee by the end of the first calendar quarter of each plan year.
Beginning January 1, 2003, the Corporation profit sharing formula matching contribution schedule was set as starting with a 3% match for ten million dollars in adjusted net earnings, with a 3% increase for each additional ten million dollars in adjusted net earnings up to fifty million dollars in adjusted net earnings. Each additional ten million dollars in adjusted net earnings from fifty million dollars to two hundred fifty million dollars results in a 2% increase in match. From two hundred fifty million to five hundred million in adjusted net earnings, each additional ten million dollars will result in a 1% increase in match. There is no additional increase in match beyond five hundred million dollars. The percentage match will be adjusted pro rata, to the nearest hundredth, for any net earnings between the set points.

No employer profit sharing formula matching contribution will be made for any Plan year ending after December 31, 2003.
Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay administrative expenses and other fees of the Plan and are held in the Forfeiture Cash Account.
5. DISTRIBUTION ON TERMINATION OF THE PLAN
In the event of termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6. INVESTMENTS
The following is a summary of the Plan’s investments as well as the net realized and unrealized appreciation (depreciation) for 2005 and 2004:

	2005		2004
		NET		NET
		APPRECIATION		APPRECIATION
	FAIR	(DEPRECIATION)	FAIR	(DEPRECIATION)
	VALUE	IN FAIR VALUE	VALUE	IN FAIR VALUE

Common Stock:

USG Common Stock	$17,475,794	$7,627,346	$15,214,279	$10,039,785

Mutual Funds:

Vanguard Index Trust	71,043,629	2,022,070	73,211,495	5,785,536
Fidelity Puritan Fund	32,861,653	618,913	31,215,974	1,827,426
American Funds Growth Fund	55,013,893	2,514,662	—	—
AXP New Dimensions Fund	—	(657,158)	50,223,896	994,093
Franklin Small-Mid Cap Growth Fund	37,391,972	3,213,442	32,378,535	3,534,901
Dodge & Cox Stock Fund	50,476,568	3,657,767	37,734,145	4,726,061
Templeton Foreign Fund	25,091,849	2,015,661	19,588,956	2,455,699
PIMCO Total Return Fund	18,948,476	(183,175)	16,710,137	408,837

	290,828,040	13,202,182	261,063,138	19,732,553

Mortgages, Notes, Contracts	234,290,558	—	216,759,895	—
Collective Short-Term Investment Fund	6,605,248	—	5,145,600	—

TOTAL INVESTMENTS	$549,199,640	$20,829,528	$498,182,912	$29,772,338

All investments in the Plan are participant-directed investments.

At December 31, 2005 and 2004, the following investments (participant-directed) exceeded 5% of the net assets available for Plan benefits:

	2005	2004
Vanguard Index Trust	$71,043,629	$73,211,495
Fidelity Puritan Fund	32,861,653	31,215,974
American Funds Growth Fund of America	55,013,893	—
AXP New Dimension Fund	—	50,223,896
Franklin Small-Mid Cap Growth Fund	37,391,972	32,378,535
Bank of America Contract 03-087	41,970,782	38,687,429
ING Life Insurance Contract 60035	40,848,112	39,328,938
State Street Bank & Trust Contract 103097	41,965,084	38,686,772
UBS, Contract 5171	36,437,312	34,624,158
7. PARTICIPANT LOANS
Effective October 1, 1993, and as revised on July 1, 1997, a participant can obtain loans from the Plan. Under the Plan’s loan provisions, the maximum loan allowable is one half of a participant’s vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $1 increments. A participant must have a vested account balance of at least $2,000 before he or she can apply for a loan. The Plan restricts the participant to no more than two loans outstanding at a time. Most loans can be repaid by the participant over a five-year period, or sooner, in full, with interest at the prime rate in effect at the time of requesting the loan. A residential loan can be repaid over a period of up to 30 years. Default on a loan by a participant is treated as a hardship withdrawal and subject to IRS penalties.

SCHEDULE I
USG CORPORATION
INVESTMENT PLAN
SCHEDULE OF INVESTMENTS HELD AT YEAR END
DECEMBER 31, 2005

	PRINCIPAL
	AMOUNT/NUMBER OF		FAIR
	SHARES	COST	VALUE
COMMON STOCK
USG Corporation	267,414	$10,561,125	$17,475,794
Vanguard Index Trust	623,135	59,910,903	71,043,629
Fidelity Puritan Fund	1,754,493	31,761,826	32,861,653
American Funds Growth Fund of America	1,783,270	52,892,416	55,013,893
Franklin Small-Mid Cap Growth Fund	991,304	31,206,777	37,391,972
Dodge & Cox Stock Fund	367,851	43,455,402	50,476,568
Templeton Foreign Fund	1,978,852	23,313,572	25,091,849

TOTAL COMMON STOCK		253,102,021	289,355,358

CORPORATE BONDS
PIMCO Total Return Fund	1,804,617	19,377,787	18,948,476

CONTRACTS
AEGON, MDA00538TR	$21,363,379	21,363,379	21,363,379
Bank of America, 03-087	$41,970,782	41,970,782	41,970,782
Caisse des Deposts, 1077-02	$24,040,894	24,040,894	24,040,894
ING Life & Annuity, 60035	$40,848,112	40,848,112	40,848,112
JP Morgan Chase Contract AUSG01	$23,601,929	23,601,929	23,601,929
Monumental Life Insurance Company, 00246TR	$4,063,066	4,063,066	4,063,066
State Street Bank & Trust Contract 103097	$41,965,084	41,965,084	41,965,084
UBS, 5171	$36,437,312	36,437,312	36,437,312

TOTAL CONTRACTS	$234,290,558	234,290,558	234,290,558

SHORT-TERM INVESTMENTS
Collective Short-Term Investment Fund	$6,605,248	6,605,248	6,605,248

TOTAL INVESTMENTS		$513,375,614	$549,199,640

SCHEDULE II
USG CORPORATION
INVESTMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
SERIES OF TRANSACTIONS IN THE SAME SECURITY:

	TOTAL	COST	TOTAL	CURRENT
DESCRIPTION OF	NUMBER OF	OF	NUMBER OF	VALUE OF
SECURITY	PURCHASES	ASSET	SALES	SALES

None